FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 2, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F    Ö     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes            No    Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Half-year report 2018-Interim management report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

TENARIS S.A.

HALF-YEAR REPORT 2018

Tenaris S.A. Half-year report 2018-Interim management report

TABLE OF CONTENTS

INTERIM MANAGEMENT REPORT	3
COMPANY OVERVIEW	4
PRINCIPAL RISKS AND UNCERTAINTIES	5
BUSINESS OVERVIEW	7
RELATED PARTY TRANSACTIONS	11
MANAGEMENT CERTIFICATION	12
FINANCIAL INFORMATION	13
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS	13
EXHIBIT	34
INVESTOR INFORMATION	35

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Tenaris S.A. Half-year report 2018-Interim management report

INTERIM MANAGEMENT REPORT

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” are exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries.

•	References in this half-year report to “San Faustin” are to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“OCTG” refers to oil country tubular goods.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PURPOSE

This half-year report for the six-month period ended June 30, 2018 has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report for the year ended December 31, 2017 (including the financial statements included therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS. See Note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé, for purposes of complying with the requirements of the different jurisdictions where the Company is publicly listed.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

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Tenaris S.A. Half-year report 2018-Interim management report

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements”. Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”,

“goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under “Principal Risks and Uncertainties”, among them, the following:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barriers; and

•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2017, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

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Tenaris S.A. Half-year report 2018-Interim management report

PRINCIPAL RISKS AND UNCERTAINTIES

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect, and may continue to affect, these prices. Furthermore, climate change legislation or regulations could curtail demand for fossil fuels and therefore demand for our products and services could be reduced. When oil and gas prices fall, oil and gas companies are generally expected to hold or reduce purchases of additional steel pipe products. Performance may be further affected by changes in governmental policies, the impact of credit restrictions on our customers’ ability to perform their payment obligations with us, and any adverse economic, political or social developments in our major markets. Furthermore, competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris’s market share, deteriorate the pricing environment and hurt sales and profitability. Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold. Furthermore, cyberattacks could have a material adverse impact on our business and results of operation. Profitability may also be hurt if increases in the cost of raw materials, energy and other costs and limitations or disruptions to the supply of raw materials and energy, resulting in higher costs of production which cannot be offset by higher selling prices or if the limited availability of such resources forces us to curtail production. Disruptions to our manufacturing processes could adversely affect our operations, customer service levels and financial results. Low levels of capacity utilization could also affect our results of operations and financial conditions. A recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic and social developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency, repatriation of capital, or payment of dividends or other contractual obligations; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations. In addition, we may be subject to regulatory risks associated with our import and export activities.

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Between August 2011 and July 2012, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedade Unipessoal Lda (“Talta”) initiated two arbitration proceedings against Venezuela before the ICSID in Washington D.C., seeking adequate and effective compensation for the expropriation of their investments in the Venezuelan Companies. On January 29, 2016, the tribunal in the first arbitration proceeding released its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum, which as of June 30, 2018, amounted to $41 million.

On December 12, 2016, the tribunal in the second arbitration proceeding issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of June 30, 2018, amounted to $94.6 million.

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Tenaris S.A. Half-year report 2018-Interim management report

Venezuela submitted requests for annulment of the awards in accordance with the ICSID Convention and Arbitration Rules. Annulment requests are pending final resolution by the ad-hoc committees.

On June 8, 2018, Tenaris and Talta filed two actions in federal court in the District of Columbia to recognize and enforce the awards. Tenaris and Talta are in the process of effecting service on Venezuela in accordance with US law.

For further information on the nationalization of the Venezuelan subsidiaries, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements for the year ended December 31, 2017 and note 17 “Nationalization of Venezuelan Subsidiaries” to our unaudited consolidated condensed interim financial statements as of June 30, 2018, included in this half-year report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. Even if we successfully implement our business strategy, it may not yield the expected results. We must necessarily base any assessment of potential acquisitions, joint ventures and investments, on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic investments, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At June 30, 2018 we had $1,288 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 and Maverick, in 2006. If our management was to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our financial condition and profitability.

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA.

As a holding company, our ability to pay cash dividends and make other payments to us depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

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Tenaris S.A. Half-year report 2018-Interim management report

BUSINESS OVERVIEW

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2017, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2018, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

Shale drilling activity in the USA increased during the first half of the year. The rapid increase in production of crude, liquids and associated natural gas in the Permian region is, however, leading to constraints in pipeline takeaway capacity and wider commodity spreads, which are likely to dampen further growth in US drilling activity in the coming months. In Canada, activity is stable as growth this year has also been affected by takeaway capacity constraints. In Latin America, despite progress on the reform programs in Brazil and Mexico and interest in the Vaca Muerta shale play in Argentina, drilling activity has been slow to pick up. In the rest of the world, however, higher oil prices and growing demand for natural gas are leading to a gradual recovery in onshore drilling activity.

In the second half, we expect shipment volumes to be similar to those of the first half, with higher shipments in North America and lower shipments for East Mediterranean pipeline projects, although these will include a second major offshore pipeline for the Zohr project. Selling prices will show a further moderate increase to compensate for additional costs from US Section 232 tariffs. In the third quarter, we expect EBITDA and operating income, considering seasonal effects, to be close to that of the first two quarters before rising in the fourth quarter.

Although Section 232 tariffs are today being applied to imports of steel pipes into the United States from most countries, any relevant change in the application of these tariffs could have an impact on our future results and market positioning.

Results of Operations

Unaudited consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2018		2017
Continuing operations		%		%
Net sales	3,654,719	100.0	2,396,664	100.0
Cost of sales	(2,532,063)	(69.3)	(1,689,585)	(70.5)
Gross profit	1,122,656	30.7	707,079	29.5
Selling, general and administrative expenses	(687,208)	(18.8)	(621,563)	(25.9)
Other operating income (expense), net	(815)	-	1,988	0.1
Operating income	434,633	11.9	87,504	3.7
Finance Income	18,982	0.5	23,986	1.0
Finance Cost	(20,596)	(0.6)	(11,958)	(0.5)
Other financial results	32,317	0.9	(32,082)	(1.3)
Income before equity in earnings of non-consolidated companies and income tax	465,336	12.7	67,450	2.8
Equity in earnings of non-consolidated companies	86,946	2.4	65,401	2.7
Income before income tax	552,282	15.1	132,851	5.5
Income tax	(150,576)	(4.1)	54,602	2.3
Income for continuing operations	401,706	11.0	187,453	7.8
Discontinued operations
Result for discontinued operations	-	-	91,542	3.8
Income for the period	401,706	11.0	278,995	11.6

Attributable to:
Owners of the parent	403,311	11.0	279,651	11.7
Non-controlling interests	(1,605)	-	(656)	-
	401,706		278,995

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Tenaris S.A. Half-year report 2018-Interim management report

Selected consolidated financial position data

(all figures are in Thousands)	June 30,	December 31,
	2018	2017
Current assets	5,521,319	5,381,154
Property, plant and equipment, net	6,139,845	6,229,143
Other non-current assets	2,829,034	2,787,921
Total assets	14,490,198	14,398,218

Current liabilities	2,208,128	2,070,899
Non-current borrowings	31,826	34,645
Deferred tax liabilities	472,965	457,970
Other non-current liabilities	250,565	253,734
Total liabilities	2,963,484	2,817,248

Capital and reserves attributable to the owners of the parent	11,431,575	11,482,185
Non-controlling interests	95,139	98,785
Equity	11,526,714	11,580,970
Total liabilities and equity	14,490,198	14,398,218
Number of shares outstanding	1,180,537	1,180,537

Six-month period ended June 30, 2018, compared to six-month period ended June 30, 2017

Summary

Our sales in the first half of 2018 increased 52% compared to the first half of 2017. While the increase was mainly due to strong increase in demand in the USA and Canada, sales increased also in the rest of the regions. EBITDA increased 80% to $717 million in the first half of 2018 compared to $399 million in the first half of 2017, following an increase in sales and an improvement in the EBITDA margin, from 17% to 20%. Net income attributable to owners of the parent during the first half of 2018 was $403 million or $0.68 per ADS, which compares with $280 million or $0.47 per ADS in the first half of 2017. The improvement in net income mainly reflects a better operating environment, where a 47% increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs, a 4% increase in average selling prices, better financial results and results from associated companies, partially offset by raw material cost increases and higher income tax.

Cash flow provided by operating activities amounted to $322 million during the first half of 2018, net of an increase in working capital of $358 million. Following a dividend payment of $331 million in May 2018, and capital expenditures of $196 million during the first half of 2018, we maintained a positive net cash position (i.e., cash, other current and non-current investments less total borrowings) of $423 million at the end of June 2018.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,				Increase /
	2018		2017		Decrease
Tubes	3,452	94%	2,260	94%	53%
Others	203	6%	137	6%	49%
Total	3,655	100%	2,397	100%	52%

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Tenaris S.A. Half-year report 2018-Interim management report

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,		Increase /
	2018	2017	Decrease
Seamless	1,340	1,037	29%
Welded	431	170	153%
Total	1,771	1,207	47%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase /
Net sales	2018	2017	Decrease
- North America	1,634	1,021	60%
- South America	595	430	38%
- Europe	331	247	34%
- Middle East & Africa	755	461	64%
- Asia Pacific	137	101	36%
Total net sales	3,452	2,260	53%
Operating income	391	76	411%
Operating income (% of sales)	11.3%	3.4%

Net sales of tubular products and services increased 53% to $3,452 million in the first half of 2018, compared to $2,260 million in the first half of 2017, as a result of a 47% increase in shipment and a 4% increase in average selling prices. The increase in sales came from all regions, mainly due to a strong increase in demand in the USA and Canada. In the first half of 2018, the average number of active drilling rigs, or rig count grew 10% worldwide compared to the first half of 2017. Rig count in the United States and Canada grew 17%, while in the rest of the world the rig count grew 2% year on year.

Operating results from tubular products and services increased significantly, from $76 million in the first half of 2017, to $391 million in the first half of 2018. Results improved following a 47% increase in shipment volumes, increasing sales and the utilization of production capacity and therefore the absorption of fixed costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase /
	2018	2017	Decrease
Net sales	203	137	49%
Operating income	44	11	297%
Operating income (% of sales)	21.6%	8.1%

Net sales of other products and services increased 49% to $203 million in the first half of 2018, compared to $137 million in the first half of 2017, mainly due to higher sales of energy related products, i.e., sucker rods and coiled tubing and utility conduits for buildings.

Operating income from other products and services increased significantly, from $11 million in the first half of 2017 to $44 million in the first half of 2018, following the increase in sales and an increase in operating margin from 8% to 22%.

Selling, general and administrative expenses, or SG&A, amounted to $687 million in the first half of 2018 and $622 million in the first half of 2017, representing 19% of sales in 2018 and 26% in 2017. Direct selling expenses, like freights, increased due to higher shipment volumes but were partially offset by lower amortization of intangibles following the full amortization of Hydril intangibles.

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Tenaris S.A. Half-year report 2018-Interim management report

Financial results amounted to a gain of $31 million in the first half of 2018, compared to a loss of $20 million in the first half of 2017. The gain in the first half of 2018 corresponds mainly to an FX gain of $28 million; $19 million related to the Argentine peso devaluation on Peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar, $14 million related to the Euro depreciation on Euro denominated intercompany liabilities (of which $13 million are offset in the currency translation reserve in equity), partially compensated by a loss of $6 million due to the devaluation of the Canadian dollar.

Equity in earnings of non-consolidated companies generated a gain of $87 million in the first half of 2018, compared to a gain of $65 million in the first half of 2017. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax amounted to a charge of $151 million in the first half of 2018, compared to a gain of $55 million in the first half of 2017. The increase in income tax charges reflects both the improvement in result and the effect of the Mexican and Argentine peso devaluation on the tax base at our Mexican and Argentine subsidiaries which have U.S. dollar as their functional currency

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2018	2017
Net cash provided by (used in) operating activities	322	(7)
Net cash provided by investing activities	235	221
Net cash (used in) financing activities	(453)	(348)
Increase (decrease) in cash and cash equivalents	104	(133)

Cash and cash equivalents at the beginning of year	330	399
Effect of exchange rate changes	(7)	5
Increase (decrease) in cash and cash equivalents	104	(133)
Cash and cash equivalents at period end (net of overdrafts)	427	271

Cash and cash equivalents at period end (net of overdrafts)	427	271
Bank overdrafts	1	0
Other current investments	730	1,432
Non Current Investments	193	279
Borrowings	(840)	(853)
Derivatives hedging borrowings and investments	(88)	39
Net cash	423	1,168

Net cash provided by operating activities during the first half of 2018 amounted to $322 million (net of an increase in working capital of $358 million, related to the increase in shipments and production), compared to net cash used in operations of $7 million in the first half of 2017 (net of an increase in working capital of $292 million).

Capital expenditures amounted to $196 million in the first half of 2018, compared to $294 million in the first half of 2017, declining following the start up of our greenfield seamless facility in Bay City, Texas at the end of 2017. Free cash flow amounted to $126 million in the first half of 2018.

Following a dividend payment of $331 million in May 2018, our financial position at June 30, 2018, amounted to a net cash position (i.e., cash, other current and non-current investments less total borrowings) of $423 million.

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Tenaris S.A. Half-year report 2018-Interim management report

OTHER SIGNIFICANT EVENTS OF THE PERIOD

Annual General Meeting of Shareholders

On May 2, 2018, the Company’s annual general shareholders’ meeting approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2017, and the annual accounts as at December 31, 2017, and acknowledged the related management and independent auditors' reports and certifications.

The meeting also approved the payment of a dividend for the year ended December 31, 2017, of $0.41 per share (or $0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share (or $0.26 per ADS), or US$ approximately 153 million, paid in November 2017. Tenaris paid the balance of the annual dividend in the amount of $0.28 per share ($0.56 per ADS), or approximately $331 million in May 2018.

The annual general meeting resolved to (i) increase the number of members of the Board of Directors to eleven; (ii) appoint Mr. Germán Curá and Ms. Mónica Tiuba to the Board of Directors, (iii) re-appoint Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Yves Speeckaert, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel to the Board of Directors; each of the persons appointed and re-appointed, respectively, in (i) and (ii) above to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2018 annual accounts.

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris’s audit committee and appointed Ms. Tiuba as a new member of the audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All four members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé (member firm of PwC International Limited) as Tenaris’s independent auditors for the fiscal year ending December 31, 2018.

RELATED PARTY TRANSACTIONS

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 15 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

11

Tenaris S.A. Half-year report 2018-Interim management report

MANAGEMENT CERTIFICATION

We confirm, to the best of our knowledge, that:

1.	the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.	the interim management report included in this half year report, includes a fair review of the important events that have occurred during the six-month period ended June 30, 2018, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca

Chief Executive Officer

Paolo Rocca

August 1, 2018

/s/ Edgardo Carlos

Chief Financial Officer

Edgardo Carlos

August 1, 2018

12

Tenaris S.A. Half-year report 2018-Interim management report

FINANCIAL INFORMATION

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2018

13

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Tenaris S.A.

Results of review of financial statements

We have reviewed the accompanying consolidated condensed interim statement of financial position of Tenaris S.A. and its subsidiaries as of 30 June 2018, and the related consolidated condensed interim statements of income and of comprehensive income for the three-month and six-month periods ended 30 June 2018 and 2017 and the consolidated condensed interim statements of changes in equity and of cash flows for the six-month periods ended 30 June 2018 and 2017, including the related notes (collectively referred to as the “consolidated condensed interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34) as issued by the International Accounting Standards Board and in conformity with IAS 34 as adopted by the European Union.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of 31 December 2017 and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated 30 April 2018, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed interim statement of financial position as of 31 December 2017, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These consolidated condensed interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 1 August 2018

Represented by

Fabrice Goffin

14

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2018	2017	2018	2017
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,788,484	1,242,804	3,654,719	2,396,664
Cost of sales	4	(1,226,557)	(865,729)	(2,532,063)	(1,689,585)
Gross profit		561,927	377,075	1,122,656	707,079
Selling, general and administrative expenses	5	(337,574)	(327,132)	(687,208)	(621,563)
Other operating income (expense), net		(1,917)	1,547	(815)	1,988
Operating income		222,436	51,490	434,633	87,504
Finance Income	6	9,609	11,059	18,982	23,986
Finance Cost	6	(10,422)	(6,020)	(20,596)	(11,958)
Other financial results	6	39,383	(20,667)	32,317	(32,082)
Income before equity in earnings of non-consolidated companies and income tax		261,006	35,862	465,336	67,450
Equity in earnings of non-consolidated companies		40,920	30,201	86,946	65,401
Income before income tax		301,926	66,063	552,282	132,851
Income tax		(135,454)	7,357	(150,576)	54,602
Income for continuing operations		166,472	73,420	401,706	187,453

Discontinued operations
Result for discontinued operations	14	-	-	-	91,542
Income for the period		166,472	73,420	401,706	278,995

Attributable to:
Owners of the parent		168,328	74,524	403,311	279,651
Non-controlling interests		(1,856)	(1,104)	(1,605)	(656)
		166,472	73,420	401,706	278,995
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.14	0.06	0.34	0.16
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.29	0.13	0.68	0.32
Continuing and discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)		0.14	0.06	0.34	0.24
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.29	0.13	0.68	0.47

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Income for the period	166,472	73,420	401,706	278,995
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(111,526)	62,347	(79,062)	90,297
Change in value of cash flow hedges and instruments at fair value	(12,417)	8,239	(14,300)	12,066
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(33,459)	(8,593)	(38,411)	(3,862)
- Changes in the fair value of derivatives held as cash flow hedges and others	(51)	4,662	(40)	4,652
Income tax relating to components of other comprehensive income	31	-	52	23
	(157,422)	66,655	(131,761)	103,176
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	508	605	508	605
Income tax on items that will not be reclassified	(36)	(219)	(52)	(219)
Remeasurements of post employment benefit obligations of non-consolidated companies	(207)	(134)	(263)	1,461
	265	252	193	1,847
Other comprehensive (loss) income for the period, net of tax	(157,157)	66,907	(131,568)	105,023
Total comprehensive income for the period	9,315	140,327	270,138	384,018
Attributable to:
Owners of the parent	11,504	141,090	271,934	384,287
Non-controlling interests	(2,189)	(763)	(1,796)	(269)
	9,315	140,327	270,138	384,018
Total comprehensive income for the period attributable to Owners of the parent arises from
Continuing operations	11,504	141,090	271,934	292,745
Discontinued operations	-	-	-	91,542
	11,504	141,090	271,934	384,287

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

15

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2018		At December 31, 2017
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	6,139,845		6,229,143
Intangible assets, net	9	1,614,043		1,660,859
Investments in non-consolidated companies	13	663,261		640,294
Available for sale assets		21,572		21,572
Other investments	10	197,158		128,335
Deferred tax assets		177,266		153,532
Receivables, net		155,734	8,968,879	183,329	9,017,064
Current assets
Inventories, net		2,530,072		2,368,304
Receivables and prepayments, net		142,276		135,698
Current tax assets		151,964		132,334
Trade receivables, net		1,536,323		1,214,060
Derivative financial instruments	11	2,484		8,231
Other investments	10	730,240		1,192,306
Cash and cash equivalents	10	427,960	5,521,319	330,221	5,381,154
Total assets			14,490,198		14,398,218
EQUITY
Capital and reserves attributable to owners of the parent			11,431,575		11,482,185
Non-controlling interests			95,139		98,785
Total equity			11,526,714		11,580,970
LIABILITIES
Non-current liabilities
Borrowings		31,826		34,645
Deferred tax liabilities		472,965		457,970
Other liabilities		214,599		217,296
Provisions		35,966	755,356	36,438	746,349
Current liabilities
Borrowings		808,669		931,214
Derivative financial instruments	11	91,615		39,799
Current tax liabilities		158,235		102,405
Other liabilities		219,890		157,705
Provisions		27,181		32,330
Customer advances		89,566		56,707
Trade payables		812,972	2,208,128	750,739	2,070,899
Total liabilities			2,963,484		2,817,248
Total equity and liabilities			14,490,198		14,398,218

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

16

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970
Changes in accounting policies (Note 2)	-	-	-	-	2,786	5,220	8,006	12	8,018
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(317,783)	10,724,073	11,490,191	98,797	11,588,988
Income (loss) for the period	-	-	-	-	-	403,311	403,311	(1,605)	401,706
Currency translation adjustment	-	-	-	(78,891)	-	-	(78,891)	(171)	(79,062)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	482	-	482	(26)	456
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(14,254)	-	(14,254)	6	(14,248)
Share of other comprehensive income of non-consolidated companies	-	-	-	(38,411)	(303)	-	(38,714)	-	(38,714)
Other comprehensive (loss) for the period	-	-	-	(117,302)	(14,075)	-	(131,377)	(191)	(131,568)
Total comprehensive income (loss) for the period	-	-	-	(117,302)	(14,075)	403,311	271,934	(1,796)	270,138
Acquisition of non-controlling interests	-	-	-	-	-	-	-	(1)	(1)
Dividends approved to be distributed	-	-	-	-	-	(330,550)	(330,550)	(1,861)	(332,411)
Balance at June 30, 2018	1,180,537	118,054	609,733	(941,725)	(331,858)	10,796,834	11,431,575	95,139	11,526,714

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072
Income (loss) for the period	-	-	-	-	-	279,651	279,651	(656)	278,995
Currency translation adjustment	-	-	-	89,886	-	-	89,886	411	90,297
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	386	-	386	-	386
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	12,113	-	12,113	(24)	12,089
Share of other comprehensive income of non-consolidated companies	-	-	-	(3,862)	6,113	-	2,251	-	2,251
Other comprehensive income for the period	-	-	-	86,024	18,612	-	104,636	387	105,023
Total comprehensive income (loss) for the period	-	-	-	86,024	18,612	279,651	384,287	(269)	384,018
Acquisition of non-controlling interests	-	-	-	-	-	-	-	(31)	(31)
Dividends paid in cash	-	-	-	-	-	(330,550)	(330,550)	(19,200)	(349,750)
Balance at June 30, 2017	1,180,537	118,054	609,733	(879,931)	(294,476)	10,607,237	11,341,154	106,155	11,447,309

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2018 and 2017 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The Distributable Reserve and Retained Earnings as of June 30, 2018 calculated in accordance with Luxembourg Law are disclosed in Note 12.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

17

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Notes	2018	2017
Cash flows from operating activities		(Unaudited)

Income for the period		401,706	278,995
Adjustments for:
Depreciation and amortization	8 & 9	282,203	311,066
Income tax accruals less payments		67,851	(129,818)
Equity in earnings of non-consolidated companies		(86,946)	(65,401)
Interest accruals less payments, net		6,775	4,889
Changes in provisions		(5,621)	(19,920)
Income from the sale of Conduit business		-	(89,694)
Changes in working capital		(357,655)	(291,721)
Derivatives, currency translation adjustment and others		13,362	(5,092)
Net cash provided by (used in) operating activities		321,675	(6,696)

Cash flows from investing activities
Capital expenditures	8 & 9	(195,731)	(293,806)
Changes in advance to suppliers of property, plant and equipment		4,218	4,329
Proceeds from disposal of Conduit business	14	-	327,631
Loan to non-consolidated companies	13	(3,520)	(10,956)
Repayment of loan by non-consolidated companies	13	5,470	1,950
Proceeds from disposal of property, plant and equipment and intangible assets		2,708	2,878
Investment in companies under cost method		-	(3,681)
Dividends received from non-consolidated companies		25,722	22,971
Changes in investments in securities		396,078	170,071
Net cash provided by investing activities		234,945	221,387

Cash flows from financing activities
Dividends paid		(330,550)	(330,550)
Dividends paid to non-controlling interest in subsidiaries		(1,108)	(19,200)
Acquisitions of non-controlling interests		(1)	(31)
Proceeds from borrowings		576,007	519,735
Repayments of borrowings		(696,852)	(517,850)
Net cash (used in) financing activities		(452,504)	(347,896)

Increase (decrease) in cash and cash equivalents		104,116	(133,205)
Movement in cash and cash equivalents
At the beginning of the period		330,090	398,580
Effect of exchange rate changes		(6,950)	5,462
Increase (decrease) in cash and cash equivalents		104,116	(133,205)
At June 30,		427,256	270,837

	At June 30,
Cash and cash equivalents	2018	2017
Cash and bank deposits	427,960	271,224
Bank overdrafts	(704)	(387)
	427,256	270,837

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

18

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Cash and cash equivalents and other investments
11	Derivative financial instruments
12	Contingencies, commitments and restrictions to the distribution of profits
13	Investments in non-consolidated companies
14	Discontinued operations
15	Related party transactions
16	Category of financial instruments and classification within the fair value hierarchy
17	Nationalization of Venezuelan Subsidiaries

19

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on August 1, 2018.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2017 except for the adoption of new and amended standards as set out below. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2017.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Accounting pronouncements applicable as from January 1, 2018 and relevant for Tenaris

IFRS 9, “Financial instruments”

Tenaris has adopted IFRS 9 “Financial instruments” from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS 9, Tenaris has adopted the new rules using the retrospective approach, meaning that the cumulative impact of the adoption was recognized in the opening retained earnings and other reserves of the current period as of January 1, 2018 and that comparatives were not restated.

The new impairment model requires recognition of impairment provisions based on expected credit losses rather than on incurred credit losses. The impact of this change was a decrease of $6.4 million in the allowance for doubtful accounts.

20

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

2	Accounting policies and basis of presentation (Cont.)

Accounting pronouncements applicable as from January 1, 2018 and relevant for Tenaris (Cont.)

IFRS 9, “Financial instruments” (Cont.)

The measurement category and the carrying amount of financial assets and liabilities in accordance with IAS 39 and IFRS 9 at January 1, 2018 are compared as follows:

Financial Assets	FVPL	Held to maturity	Amortized cost (loans & receivables 2017)	FVOCI (Available for sale 2017)
Closing balance December 31, 2017 - IAS 39	1,163,808	344,336	1,541,724	21,572
Reclassified bonds and other fixed income from HTM to FVOCI	-	(344,336)	-	344,336
Reclassified fixed income from FVPL to amortized cost	(550,646)	-	550,646	-
Reclassified bonds and other fixed income from FVPL to FVOCI	(153,702)	-	-	153,702
Opening balance January 1, 2018 - IFRS 9	459,460	-	2,092,370	519,610

	Effect on other reserves	Effect on retained earnings
Opening balance January 1, 2018 - IAS 39	(320,569)	10,718,853
Reclassify investments from HTM to FVOCI	3,126	-
Reclassify investments from FVPL to FVOCI	(352)	352
Opening balance January 1, 2018 - IFRS 9	(317,795)	10,719,205

Since January 1, 2018 the Company classifies its financial instruments in the following measurement categories:

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the consolidated statement of comprehensive income and transferred to the consolidated income statement when the financial asset is sold. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the consolidated income statement.

Fair value through profit and loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the consolidated income statement.

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

IFRS 15, “Revenue from contracts with customers”

The group has adopted IFRS 15 “Revenue from contracts with customers” from January 1 2018, which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The policy sets out the requirements in accounting for revenue arising from contracts with customers and is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. In accordance with the transition provisions in IFRS 15, the group has adopted the new rules using the modified retrospective approach, meaning that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2018 and that comparatives were not restated.

The impact of the adoption as of January 1, 2018 on the aggregate of revenues, cost of sales and selling expenses was a decrease of $ 0.7 million net.

21

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

2	Accounting policies and basis of presentation (Cont.)

New and amended standards not yet adopted and relevant for Tenaris

In January 2016, the IASB issued IFRS 16, "Leases". The new standard will result in almost all leases recognized on the balance sheet, as the distinction between operating and finance leases is removed. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019.

This standard was endorsed by the EU.

The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

None of the accounting pronouncements issued after December 31, 2017 and as of the date of these Consolidated Condensed Interim Financial Statements has a material effect on the Company’s financial condition or result of operations.

3        Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Six-month period ended June 30, 2018	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	3,452	203	3,655	-
Management view - operating income	290	35	325	-
Difference in cost of sales	103	3	106	-
Direct cost and others	97	3	100	-
Absorption	6	-	6	-
Differences in depreciation and amortization	(2)	-	(2)	-
Differences in selling, general and administrative expenses	-	6	6	-
IFRS - operating income	391	44	435	-
Financial income (expense), net			31	-
Income before equity in earnings of non-consolidated companies and income tax			466	-
Equity in earnings of non-consolidated companies			87	-
Income before income tax			553	-
Capital expenditures	194	2	196	-
Depreciation and amortization	274	8	282	-

Six-month period ended June 30, 2017	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	2,260	137	2,397	12
Management view - operating income	(28)	12	(16)	3
Difference in cost of sales	92	(1)	91	(1)
Direct cost and others	67	(2)	65	(1)
Absorption	25	1	26	-
Differences in Depreciation and Amortization	(2)	-	(2)	-
Differences in Selling, general and administrative expenses	13	-	13	-
Differences in Other operating income (expenses), net	1	-	1	-
IFRS - operating income	76	11	87	2
Financial income (expense), net			(20)	-
Income before equity in earnings of non-consolidated companies and income tax			67	2
Equity in earnings of non-consolidated companies			65	-
Income before income tax			132	2
Capital expenditures	289	5	294	-
Depreciation and amortization	304	7	311	-

In the six-month period ended June 30, 2018 and 2017, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $26 and $25 million respectively. In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

22

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

3        Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total continuing operations	Total discontinued operations
Six-month period ended June 30, 2018
Net sales	1,690,341	679,178	380,838	763,002	141,360	3,654,719	-
Capital expenditures	110,708	40,049	41,613	808	2,553	195,731	-
Depreciation and amortization	166,903	55,277	44,077	5,217	10,729	282,203	-

Six-month period ended June 30, 2017
Net sales	1,061,010	505,220	257,230	469,841	103,363	2,396,664	11,899
Capital expenditures	238,140	32,445	16,005	5,188	1,883	293,661	145
Depreciation and amortization	179,057	62,745	51,574	6,204	11,486	311,066	-

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Colombia; “Europe” comprises principally Italy and Romania; “Middle East and Africa” comprises principally Egypt, Kazakhstan, Nigeria and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan, Indonesia and Thailand.

4       Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Inventories at the beginning of the period	2,368,304	1,563,889

Plus: Charges of the period
Raw materials, energy, consumables and other	1,686,567	1,329,052
Services and fees	143,862	115,251
Labor cost	439,051	361,198
Depreciation of property, plant and equipment	217,179	183,741
Amortization of intangible assets	4,770	11,503
Maintenance expenses	100,810	75,540
Allowance for obsolescence	14,921	(8,319)
Taxes	16,497	8,924
Other	70,174	45,029
	2,693,831	2,121,919
Less: Inventories at the end of the period	(2,530,072)	(1,988,820)
From discontinued operations	-	(7,403)
	2,532,063	1,689,585

5       Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Services and fees	64,458	69,476
Labor cost	239,563	221,689
Depreciation of property, plant and equipment	8,430	8,942
Amortization of intangible assets	51,824	106,880
Commissions, freight and other selling expenses	236,131	153,638
Provisions for contingencies	9,395	3,181
Allowances for doubtful accounts	(6,661)	(4,738)
Taxes	33,568	23,424
Other	50,500	41,112
	687,208	623,604
From discontinued operations	-	(2,041)
	687,208	621,563

23

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

6       Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2018	2017
	(Unaudited)
Interest Income	21,208	25,684
Net result on changes in FV of financial assets at FVTPL	(2,226)	(1,698)
Finance Income	18,982	23,986
Finance Cost	(20,596)	(11,958)
Net foreign exchange transactions results (*)	28,070	(33,057)
Foreign exchange derivatives contracts results	4,891	(6,384)
Other	(644)	7,350
Other Financial results	32,317	(32,091)
Net Financial results	30,703	(20,063)
From discontinued operations	-	9
	30,703	(20,054)

(*)The six-month period ended June 2018 includes the positive impact from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar largely offset by a decrease in currency translation adjustment reserve from an Italian subsidiary. Also includes the positive impact from Argentinian peso depreciation against the U.S. dollar on Peso denominated financial, trade, social and fiscal payables at certain Argentinian subsidiaries which functional currency is the U.S. dollar. The six-month period ended 2017 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary

7       Dividend distribution

On May 2, 2018, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 22, 2017 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 23, 2018. In the aggregate, the interim dividend paid in November 2017 and the balance paid in May 2018 amounted to approximately $484.0 million.

On May 3, 2017, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484.0 million.

8       Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	6,229,143	6,001,939
Currency translation adjustment	(42,303)	40,807
Additions (*)	177,583	275,690
Disposals	(1,908)	(2,100)
Transfers	2,939	689
Depreciation charge	(225,609)	(192,683)
At June 30,	6,139,845	6,124,342

(*) Mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

24

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

9       Intangible assets, net

(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,660,859	1,862,827
Currency translation adjustment	(4,631)	562
Additions	18,148	17,971
Disposals	(800)	(602)
Transfers	(2,939)	(689)
Amortization charge	(56,594)	(118,383)
At June 30,	1,614,043	1,761,686

10       Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2018	2017
Cash and cash equivalents	(Unaudited)
Cash at banks	115,445	150,948
Liquidity funds	216,167	66,033
Short – term investments	96,348	113,240
	427,960	330,221

Other investments - current
Bonds and other fixed Income	407,995	754,800
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	322,245	437,406
Others	-	100
	730,240	1,192,306
Other investments - non-current
Bonds and other fixed Income	172,605	123,498
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	20,008	-
Others	4,545	4,837
	197,158	128,335

11       Derivative financial instruments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2018	2017
Assets	(Unaudited)
Derivatives hedging borrowings and investments	862	2,036
Other derivatives	1,622	6,195
	2,484	8,231
Liabilities
Derivatives hedging borrowings and investments	88,668	34,770
Other derivatives	2,947	5,029
	91,615	39,799

25

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

12       Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling. If CSN’s appeal is granted, the Superior Court of Justice will also review admissibility, and, if declared admissible, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

26

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

12       Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits have been consolidated and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Evidentiary stage for both proceedings has been closed but such decision has been appealed by Confab as explained below.

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert’s report. In November 2017, the court appointed expert filed a second report reaffirming its opinion and stating that the opinion of Confab’s appointed expert was incorrect. In April and May 2018, the parties filed their observations and/or opinions concerning the expert’s second report. On April 17, 2018, the court closed the evidentiary stage, a decision that was appealed by Confab on May 16, 2018. Approximately 54% of the amounts claimed by Itaú and Veracel are attributable to alleged lost profits, and the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from loss profits. As of June 30, 2018, the estimated amount of Itaú’s claim was approximately BRL86.2 million (approximately $22.4 million), and the estimated amount of Veracel’s claim is approximately BRL54.7 million (approximately $14.2 million), for an aggregate amount BRL140.9 million (approximately $36.6 million). The final result of this claim depends largely on the court’s evaluation of technical matters arising from the expert’s opinion and the objections presented by Confab.

▪	Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

▪	Petroamazonas penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $22.5 million as of the date hereof. On June 27, 2018, TGS initiated arbitration proceedings against PAM before the Quito Chamber of Commerce Arbitration Center seeking reimbursement of the penalty amounts plus interest. Tenaris believes, based on the advice of counsel, that PAM had no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

27

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

12       Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Contractor claim for additional costs

Tenaris Bay City Inc. (“Tenaris Bay City”), a U.S. subsidiary of the Company, received claims from a contractor for alleged additional costs in the construction of a project located in the Bay City area for a total amount in excess of $90 million. On June 30, 2017, the contractor filed a demand for arbitration of these claims. An arbitral panel was selected and a scheduling order issued. The parties have already submitted statements of claim and responses to the other party’s claim. The discovery process is currently underway. The final trial hearing on this matter is scheduled for February 2019. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Investigation concerning currency exchange declarations

Siderca S.A.I.C, an Argentine subsidiary of the Company (“Siderca”), and some of its current and former directors and employees, were subject to an administrative criminal proceeding before a criminal court concerning alleged inaccurate information included in 15 currency exchange declarations related to the trading of foreign currency between August and October 2008 in connection with exports of goods for a total amount of $268.8 million. On July 13, 2018, the criminal court acquitted all defendants, including Siderca.

▪	Claim for differences on gas supply prices

On July 7, 2016, Siderca was notified of a claim initiated by an Argentine state-owned company for an amount of $25.4 million, allegedly owed as a result of differences in the price paid for gas supplied to Siderca during three months in 2013. Tenaris believes, based on the advice of counsel, that it has meritorious defenses against a substantial part of this claim, although Siderca may be required to pay part of the claimed amount.

▪	Tax assessment in Mexico

In August 2017, Tubos de Acero de México S.A (“Tamsa”) and Servicios Generales Tenaris Tamsa S.A (“Segeta”), two Mexican subsidiaries of the Company, were informed that the Mexican tax authorities had determined that the tax deductions associated with certain purchases of scrap made by the companies during 2013 failed to comply with applicable requirements and, accordingly, should be rejected. Tamsa and Segeta filed their respective responses and complaints against the determination and provided additional information evidencing compliance with applicable requirements for the challenged tax deductions. As of June 30, 2018, the estimated exposure under these proceedings, including principal, interest and penalties, amounted to MXN4,117 million (approximately $207.3 million). No final decision has yet been issued on this matter. Tenaris believes, based on the advice of counsel, that it is unlikely that the ultimate resolution of this tax assessment will result in a material obligation.

Commitments and other purchase orders

Set forth is a description of Tenaris’s main outstanding commitments:

▪	A Tenaris company entered into a contract with supplier Voest Alpine Grobblech Gmb pursuant to which it committed to purchase carbon steel for a total amount of approximately $29.7 million to use for manufacturing pipes related to the Zohr gas field project.

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca S.A.I.C., an Argentine subsidiary of Tenaris. As of June 30, 2018, the aggregate commitment to take or pay the committed volumes for a 9-year term totalled approximately $47.4 million.

▪	Several Tenaris companies entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of June 30, 2018, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $55.3 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of June 30, 2018, the aggregate commitment to take or pay the committed volumes totalled approximately $66.3 million.

28

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

12       Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments and other purchase orders (Cont.)

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

▪	A Tenaris company entered into a contract with Vale International S.A. for the supply of iron ore, for which it is committed to purchase at least 70% of its annual iron ore needs, up to 770 thousand tons of pellets annually. The contract expires on December 31, 2020. The aggregate commitment amounts to approximately $229 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2017, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2017	16,956,761
Total equity in accordance with Luxembourg law	18,865,085

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of June 30, 2018, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2017, distributable amount under Luxembourg law totals $17.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,013
Other income and expenses for the year ended December 31, 2017	(52,232)
Dividends approved	(484,020)
Retained earnings at December 31, 2017 under Luxembourg law	16,956,761
Share premium	609,733
Distributable amount at December 31, 2017 under Luxembourg law	17,566,494

13       Investments in non-consolidated companies

This note supplements and should be read in conjunction with Note 12 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

a)	Ternium

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At June 30, 2018, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $34.82 per ADS, giving Tenaris’s ownership stake a market value of approximately $799.9 million. At June 30, 2018, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $592.6 million.

29

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

13       Investments in non-consolidated companies (Cont.)

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

In 2014, a conflict arose between the T/T Group (comprising Confab and Ternium’s subsidiaries Ternium Investments, Ternium Argentina and Prosid Investments) and Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and generally with respect to Usiminas’ business strategy.

On February 8, 2018, Ternium Investments resolved the dispute with NSSMC, and on April 10, 2018, the T/T Group entities (including Confab), the NSSMC Group and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the previously existing shareholders agreement (the “New SHA”). Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSSMC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

The New SHA reflects the agreed-upon corporate governance rules for Usiminas, including, among others, an alternation mechanism for the nomination of each of the chief executive officer and the chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The New SHA also incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after the fourth-and-a-half-year anniversary from the May 2018 election of Usiminas’ executive board. Such exit mechanism shall apply with respect to shares held by the NSSMC Group and the T/T Group, and would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

In connection with the execution of the New SHA, the Ternium entities and Confab amended and restated their separate shareholders’ agreement governing their respective rights and obligations as members of the T/T Group to include provisions relating to the exit mechanism and generally to conform such separate shareholders’ agreement to the other provisions of the New SHA.

As of June 30, 2018, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3, was BRL11.23 ($2.91) and BRL7.32 ($1.90), respectively, giving Tenaris’s ownership stake a market value of approximately $108.8 million. As that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $64.5 million.

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, with a power capacity of 900 megawatts. As of June 30, 2018, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of June 30, 2018, Tenaris’s exposure under these agreements amounted to $56.6 million and $1.8 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $680 million and has been used in the construction of the facility. The main covenants under the corporate guarantee are Tenaris’s commitment to maintain its participation in Techgen or the right to purchase at least 22% of Techgen’s firm energy, and compliance with a maximum permitted leverage ratio. As of June 30, 2018, the loan agreement had been fully disbursed and, as a result, the amount guaranteed by Tenaris was approximately $149.6 million. During 2018 the shareholders of Techgen made additional investments, in Techgen, in form of subordinated loans, which in case of Tenaris amounted to $3.5 million. In the same period, there were repayments of these loans for $5.5 million. As of June 30, 2018, the aggregate outstanding principal amount under these loans was $91.3 million.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

14        Discontinued operations

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on 19 January 2017, with effect from 20 January 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

In addition, the financial performance of the conduit business relative to the 19 days of January 2017 showed a gain of $1.8 million.

2017
Income from discontinued operations	1,848
After tax gain on the sale of Conduit	89,694
Net Income for discontinued operations	91,542

For further information regarding this transaction please refer to Note 28 of our Consolidated Financial Statements as of 31 December 2017.

15        Related party transactions

As of June 30, 2018:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
		2018	2017
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	13,540	16,251
	Sales of goods to other related parties	65,453	18,382
	Sales of services to non-consolidated parties	3,886	5,739
	Sales of services to other related parties	3,214	1,648
		86,093	42,020

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	109,334	106,301
	Purchases of goods to other related parties	50,859	6,801
	Purchases of services to non-consolidated parties	5,039	5,653
	Purchases of services to other related parties	25,020	25,024
		190,252	143,779

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

15        Related party transactions (Cont.)

	(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
		2018	2017
(ii)	Period-end balances	(Unaudited)
	Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	113,696	117,853
	Receivables from other related parties	25,891	50,815
	Payables to non-consolidated parties	(32,376)	(49,354)
	Payables to other related parties	(22,552)	(14,475)
		84,659	104,839

16        Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of June 30, 2018.

		Measurement Categories		At Fair Value
June 30, 2018	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	427,960	211,793	216,167	216,167	-	-
Cash at banks	115,445	115,445	-	-	-	-
Liquidity funds	216,167	-	216,167	216,167	-	-
Short – term investments	96,348	96,348	-	-	-	-
Other investments	730,240	322,245	407,995	361,873	46,122	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	322,245	322,245	-	-	-	-
Certificates of deposits	201,589	201,589	-	-	-	-
Commercial papers	19,861	19,861	-	-	-	-
Other notes	100,795	100,795	-	-	-	-
Bonds and other fixed income	407,995	-	407,995	361,873	46,122	-
U.S. government securities	23,520	-	23,520	23,520	-	-
Non - U.S. government securities	134,015	-	134,015	134,015	-	-
Corporates securities	204,338	-	204,338	204,338	-	-
Structured notes	46,122	-	46,122	-	46,122	-
Derivative financial instruments	2,484	-	2,484	-	2,484	-
Other Investments Non- current	197,158	20,008	177,150	172,605	-	4,545
Bonds and other fixed income	172,605	-	172,605	172,605	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	20,008	20,008	-	-	-	-
Other investments	4,545	-	4,545	-	-	4,545
Trade receivables	1,536,323	1,536,323	-	-	-	-
Receivables C and NC	298,010	166,043	-	-	-	-
Other receivables	166,043	166,043	-	-	-	-
Other receivables (non-financial)	131,967	-	-	-	-	-
Available for sale assets (*)	21,572	-	21,572	-	-	21,572
Total		2,256,412	825,368	750,645	48,606	26,117
Liabilities
Borrowings C and NC	840,495	840,495	-	-	-	-
Trade payables	812,972	812,972	-	-	-	-
Derivative financial instruments	91,615	-	91,615	-	91,615	-
Total		1,653,467	91,615	-	91,615	-

(*) For further detail regarding Available for sale assets, see Note 17.

There were no transfers between Levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2018

16        Category of financial instruments and classification within the fair value hierarchy (Cont.)

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 17).

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.2% of its carrying amount including interests accrued as of June 30, 2018 as compare with 99.4% as of December 31, 2017. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

17       Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Between August 2011 and July 2012, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedade Unipessoal Lda (“Talta”) initiated two arbitration proceedings against Venezuela before the ICSID in Washington D.C., seeking adequate and effective compensation for the expropriation of their investments in the Venezuelan Companies. On January 29, 2016, the tribunal in the first arbitration proceeding released its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum, which as of June 30, 2018, amounted to $41 million.

On December 12, 2016, the tribunal in the second arbitration proceeding issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of June 30, 2018, amounted to $94.6 million.

Venezuela submitted requests for annulment of the awards in accordance with the ICSID Convention and Arbitration Rules. Annulment requests are pending final resolution by the ad-hoc committees.

On June 8, 2018, Tenaris and Talta filed two actions in federal court in the District of Columbia to recognize and enforce the awards. Tenaris and Talta are in the process of effecting service on Venezuela in accordance with US law.

For further information on the nationalization of the Venezuelan subsidiaries, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements for the year ended December 31, 2017.

Edgardo Carlos
Chief Financial Officer

33

Tenaris S.A. Half-year report 2018-Interim management report

Exhibit – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Operating results + Depreciation and amortization + Impairment charges/(reversals).

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2018	2017	2018	2017

Operating income (loss)	222,436	51,490	434,633	87,504
Depreciation and amortization	140,401	148,848	282,203	311,066
EBITDA	362,837	200,338	716,836	398,570

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At June 30,
	2018	2017
Cash and cash equivalents	427,960	271,224
Other current investments	730,240	1,431,881
Non-current Investments	192,613	279,232
Derivatives hedging borrowings and investments	(87,806)	38,669
Borrowings – current and non-current	(840,495)	(852,865)
Net cash / (debt)	422,512	1,168,141

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2018	2017
Net cash provided by (used in) operating activities	321,675	(6,696)
Capital expenditures	(195,731)	(293,806)
Free cash flow	125,944	(300,502)

34

Tenaris S.A. Half-year report 2018-Interim management report

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 4384 7654	investors@tenaris.com
Mexico (52) 229 989 1100

Stock Information
New York Stock Exchange (TS)	ADS Depositary Bank
Mercato Telematico Azionario (TEN)	Deutsche Bank
Mercado de Valores de Buenos Aires (TS)	CUSIP No. 88031M019
Bolsa Mexicana de Valores, S.A. de C.V. (TS)

Internet
www.tenaris.com

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